SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 11, 2005

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X         Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:    Report on Operations Full Year 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: February 11, 2005	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Report on Operations full year 2004

•	Sales in Swedish Crowns were 13,007 MSEK (13,036). In local currencies, sales were up 3%

•	Operating income amounted to 3,370 MSEK (2,224)

•	Operating income includes income of 1,521 MSEK from settlement with UST and expenses of 240 MSEK from match impairment charges and provisions

•	Net profit amounted to 1,821 MSEK (1,558)

•	EPS increased to 5.61 SEK (4.68)

•	The Board proposes an increased dividend to 1.90 SEK (1.70)

Sales for the year were 13,007 MSEK (13,036). In local currency terms, sales were up by 3 percent.

Operating income includes income of 1,521 MSEK from the settlement with UST and expenses of 240 MSEK from match impairment charges and provisions for acquisitions of shares in Wimco Ltd. Operating income for the year, excluding these items, amounted to 2,089 MSEK (2,224), a decrease of 6 percent. The decrease is a result of ambitious restructuring measures in Europe during the year, resulting in charges of 235 MSEK, the adverse impact on operating income for snuff from the Company’s repositioning of Timberwolf of 50 MSEK and a negative currency translation impact after translating subsidiaries’ results into Swedish Crowns of 94 MSEK, mainly due to a weaker US Dollar.

For snuff, sales increased by 3 percent and amounted to 3,081 MSEK (2,995) while operating income decreased by 1 percent and amounted to 1,373 MSEK (1,386). Operating margin was 44.6 percent (46.3).

Sales of cigars increased by 5 percent, to 3,171 MSEK (3,008). Operating income for cigars increased by 19 percent, to 466 MSEK (393).

Operating income for matches decreased to a negative 57 MSEK compared to a positive operating income of 83 MSEK year ago. Operating income for the year includes restructuring costs of 125 MSEK.

EPS increased to 5.61 SEK (4.68) including the effect of the settlement income and one-time costs.

For the fourth quarter, sales declined by 4 percent to 3,210 MSEK (3,344). In local currency terms, sales were down by 1 percent. Operating income declined by 13 percent to 461 MSEK (531). During the fourth quarter, restructuring measures in Europe and the repositioning of Timberwolf affected operating income by 125 MSEK. These costs affected the operating income for cigars, snuff, matches, and lighters.

The Board proposes an increased dividend to 1.90 SEK (1.70).

Summary of Consolidated Income Statement

	October – December		Full year 2004	Full year 2003
MSEK	2004	2003
Sales	3,210	3,344	13,007	13,036
Operating income*	461	531	3,370	2,224
Profit before tax	394	486	3,206	2,174
Net income for the period	232	330	1,828	1,558

*	Including income from settlement with UST of 1,521 MSEK and expenses of 240 MSEK from match impairment charges and provisions

Sales by product area

	October – December		Change %	Full year		Change %
MSEK	2004	2003		2004	2003
Snuff	725	772	(6)	3,081	2,995	3
Chewing Tobacco	237	266	(11)	1,058	1,146	(8)
Cigars	790	787	0	3,171	3,008	5
Pipe Tobacco & Accessories	242	253	(4)	901	909	(1)
Matches	366	364	1	1,378	1,395	(1)
Lighters	142	145	(2)	582	599	(3)
Other operations	708	757	(6)	2,836	2,984	(5)

Total	3,210	3,344	(4)	13,007	13,036	0

Operating income by product area

	October – December		Change %	Full year		Change %
MSEK	2004	2003		2004	2003
Snuff	286	359	(20)	1,373	1,386	(1)
Chewing Tobacco	67	72	(7)	304	336	(10)
Cigars	83	97	(14)	466	393	19
Pipe Tobacco & Accessories	64	56	14	220	201	9
Matches	11	5	120	(57)	83	—
Lighters	(12)	(1)	—	7	14	—
Other operations	(38)	(57)	—	(224)	(189)	—

Subtotal	461	531	(13)	2,089	2,224	(6)
Income from settlement with UST	—	—	—	1,521	—	—
Impairment charges matches	—	—	—	-150	—	—
Provision for acquisition of shares in Wimco Ltd	—	—	—	-90	—	—

Total	461	531	(13)	3,370	2,224	52

Operating margin by product area

	October –December		Full year
PERCENT	2004	2003	2004		2003
Snuff	39.4	46.5	44.6		46.3
Chewing Tobacco	28.3	27.1	28.7		29.3
Cigars	10.5	12.3	14.7		13.1
Pipe Tobacco & Accessories	26.4	22.1	24.4		22.1
Matches	3.0	1.4	(4.1)		5.9
Lighters	(8.5)	(0.7)	1.2		2.3

Group	14.4	15.9	16.1	*	17.1

*	Excluding income from settlement with UST and expenses from match impairment charges and provisions of net 1,281 MSEK

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in Scandinavia, the US, and South Africa. The main organic growth is within the snuff operations in North America, Sweden and Norway. The growth is based, among other things, on consumers being influenced by the fact that smokeless tobacco products are increasingly recognized as having significantly lower health consequences than cigarettes.

Snuff

Swedish Match is the only global producer of snuff, and has the leading position in the Scandinavian snuff market. In the US, the Company is well positioned in the fast-growing value price segments. Some of the best known brands include General, Ettan, and Grov in Sweden, Timberwolf in the US and Taxi in South Africa.

Sales for the year amounted to 3,081 MSEK (2,995), an increase of 3 percent. In local currency terms, sales increased by 6 percent. In Scandinavia, volume grew by 1 percent, while in the US, volume grew by 3 percent, measured in number of cans. On the Swedish market the volume decrease has been lower during the year compared to previous years, a result of a lower market growth rate and increased competition. In the US, Swedish Match total market share amounted to 8.9 percent year-to-date, compared to 9.1 percent year ago (Nielsen estimates).

During the second quarter the Longhorn value priced brand in the US expanded its geography to include most states.

Operating income declined to 1,373 MSEK (1,386). In local currency terms, operating income increased by 1 percent. Operating margin was 44.6 percent (46.3).

During the fourth quarter, sales declined by 6 percent versus year ago, to 725 MSEK (772), and operating income decreased by 20 percent, to 286 MSEK (359). The repositioning of Timberwolf provides a foundation for improved volume growth, but negatively impacted sales during the fourth quarter and lowered operating income by 50 MSEK. In addition to this, costs for rationalization negatively impacted fourth quarter operating income by 20 MSEK.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment has for the past years declined by around 5 percent per year. Swedish Match market share in the US is at 43 percent (Nielsen estimates).

Sales for the product group during the year declined to 1,058 MSEK (1,146), or by 8 percent. Operating income declined by 10 percent to 304 MSEK (336) and includes costs for Firebreak in Japan.

Sales and operating income for chewing tobacco in the US increased in local currency.

During the fourth quarter, sales declined by 11 percent versus year ago, to 237 MSEK (266). Operating income amounted to 67 MSEK (72), a decrease of 7 percent, of which currency translation effects accounted for 7 MSEK.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest cigar and pipe tobacco companies with a broad presence globally. Cigars provide long-term growth opportunities.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about three fourths of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, and Wings.

Sales for the year amounted to 3,171 MSEK (3,008), an increase of 5 percent. In local currency, sales increased by 13 percent.

In the US, volumes for mass market cigars increased driven by product launches as well as a growing market. Sales also increased for premium cigars on the North American market. In Europe, volume development differed between countries and total volume was up modestly from year ago levels.

Operating income for the year increased by 73 MSEK to 466 MSEK (393), an increase of 19 percent, primarily attributable to higher sales in the US, but was negatively affected by restructuring charges of total 36 MSEK and the weaker US dollar.

During the fourth quarter, sales of cigars were stable versus year ago, at 790 MSEK (787), and operating income declined by 14 percent, to 83 MSEK (97). The European restructuring program negatively impacted fourth quarter operating income by 25 MSEK.

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. Well known brands include Borkum Riff, Half and Half, and Boxer. The Company has a significant presence in South Africa, North America and West Europe. In most markets, volumes have declined over the past several years. In certain smaller export markets however, demand is increasing.

Sales for the year amounted to 901 MSEK (909). Operating income improved to 220 MSEK (201), or by 9 percent. Operating income was favorably affected by efficiency in production, increased prices, and strengthening of the South African Rand but partially offset by lower volumes on most major markets.

During the fourth quarter, sales decreased by 4 percent to 242 MSEK (253), and operating income increased by 14 percent versus year ago, to 64 MSEK (56).

Lights

Swedish Match produces and markets matches and lighters globally.

Matches

Swedish Match is a market leader in many markets worldwide. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the year amounted to 1,378 MSEK (1,395), a decline of 1 percent. Sales volumes declined on all significant markets.

Operating income declined to a negative 57 MSEK (83), after charges of 125 MSEK relating to the restructuring in match operations in Europe.

During the fourth quarter, sales of matches increased by 1 percent versus year ago, to 366 MSEK, and operating income increased to 11 MSEK (5). The European restructuring program negatively impacted fourth quarter operating income by 20 MSEK.

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket.

Sales for the year were 582 MSEK (599), a decrease of 3 percent. In local currency terms sales increased somewhat. Operating income decreased to 7 MSEK (14) as a result of lower average price, costs for reduction of the number of employees in the European manufacturing operations and currency translation effects after translating subsidiaries’ results into Swedish Crowns.

During the fourth quarter, sales declined by 2 percent versus year ago, to 142 MSEK, and operating income was a negative 12 MSEK (negative 1). Rationalizations in Europe negatively impacted fourth quarter operating income by 10 MSEK.

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, sales and distribution of advertising and other products in Europe, as well as corporate overheads and costs for business development and certain legal expenses. For the year, net expenses for other operations were 224 MSEK (expense 189). The result includes charges of 29 MSEK related to severance pay etc. to the former CEO and expenses of 15 MSEK relating to the closure of a distribution center in Malmö, Sweden.

Larger one time items

Swedish Match in March announced an agreement regarding the resolution of the complaint in Swedish Match North America, Inc. v. U.S. Smokeless Tobacco Company, and its affiliates (UST). According to the settlement, Swedish Match received a cash payment of 200 MUSD and UST transferred its cigar business to Swedish Match. The settlement positively affected operating income by 1,521 MSEK, after special legal expenses and the net result after tax for the gain on the settlement amounts to 881 MSEK.

During the third quarter, the Supreme Court of India largely upheld a ruling from the Securities and Exchanges Board of India (SEBI) requiring that Swedish Match make an offer to purchase 20 of the 26 percent of shares outstanding in Wimco Ltd. During the third quarter, a provision for 90 MSEK was made for acquisition costs and interest and legal expenses. The costs relating to the purchase of shares in Wimco Ltd. is not expected to be tax deductible.

As a result of the weak development in match volume, assets in the match operations have been tested for impairment during the third quarter. The calculation based on cash flow analysis has resulted in an impairment charge of 150 MSEK. This impairment charge is not expected to be tax deductible.

Financing and net financial expense

At the close of the period the Group net debt amounted to 527 MSEK, as compared to 2,715 MSEK on December 31, 2003, a decrease of 2,188 MSEK. Not yet paid tax regarding income from UST settlement amounts to 410 MSEK. Cash and bank balances, including short term investments, amounted to 3,002 MSEK at the end of the period, compared with 2,666 MSEK at the beginning of the year.

During November Swedish Match repurchased bonds due 1 October 2006, and with a nominal amount of 119,874,000 Euro. The bonds were repurchased in order to reduce repayments in 2006 and give Swedish Match a more balanced debt structure.

Net interest expense for the year amounted to a negative 163 MSEK (negative 54). Net interest expense year ago included a gain of 120 MSEK from the canceling of certain interest rate swaps. Other financial items, net, amounted to a negative 1 MSEK (4).

Cash flow from operations, increased to 3,626 MSEK (2,638). In the amount the cash flow effect from the settlement with UST is included. During the year the Company has reduced the working capital and cash flow from changes in working capital increased to 338 MSEK (265).

During the period shares amounting to 658 MSEK (959) were repurchased.

Taxes

Total tax for the year amounted to 1,314 MSEK (572), corresponding to an average tax rate of 41 percent. The tax rate has increased temporarily due to a 42 percent tax burden on the gain from the UST settlement, non-deductible cost for purchase of shares in Wimco Ltd. and a non-deductible impairment charge for match assets as well as that certain restructuring costs are not expected to be fully tax deductible.

Earnings per share

Earnings per share increased to 5.61 SEK (4.68) including the effect of the settlement income and one-time costs.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 486 MSEK (551). Total depreciation and amortization amounted to 654 MSEK (665), of which depreciation on tangible assets amounted to 332 MSEK (346) and amortization of intangible assets amounted to 322 MSEK (319). Amortizations of intangibles are divided into 147 MSEK (107) on trademarks etc. and 175 MSEK (212) on goodwill.

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 9,852 MSEK (10,098).

Average number of Group employees

The average number of employees in the Group during the year was 15,039 compared with 15,115 for the full year 2003. The number of employees increased as a result of the transfer of the cigar business from UST which includes manufacturing operations in Honduras. The largest decrease in the number of employees occurred in the match operations.

Share structure

At the Annual General Meeting in April 2004 the shareholders voted to authorize the reduction of the share capital by 36 MSEK through cancellation of 15,000,000 shares. The reduction was registered in October. After the reduction the share capital amounts to 807.8 MSEK corresponding to 336,596,181 shares with a nominal value of 2.40 SEK. During the year the Company has repurchased 8,834,948 shares at an average price of 74.52 SEK. Total shares bought back by Swedish Match since the buyback program started have been purchased at an average price of 49.30 SEK. Furthermore, during 2004, 2,018,660 previously repurchased shares were sold concurrent to the exercising of call options. At the end of the year the Company holds 15,079,288 shares in its treasury, corresponding to 4.5 percent of the total amount of shares. The total amount of shares outstanding, net after repurchase, amounts to 321,516,893. In addition the Company has call options issued and outstanding on its treasury shares amounting to 4,848,549 shares exercisable by gradual stages from 2004 to 2009.

At the Annual General Meeting the Board of Directors also received renewed authorization to acquire up to a maximum of 10 percent of all shares in the Company. Repurchased shares can be used for acquisitions or to cover call options which may be exercised as part of the Company’s option program.

The Board will propose to the Annual General Meeting in April 2005 a renewed mandate to repurchase shares up to 10 percent of the shares of the Company. In addition a proposal will be made to cancel 12,000,000 shares held in treasury. Furthermore, the Board will propose to the Annual General Meeting a reduction in share capital by reducing the shares’ nominal value from 2.40 SEK to 1.20 SEK and will propose that statutory reserve be reduced by 114 MSEK. Along with this reduction, 532 MSEK will be transferred from restricted equity to unrestricted equity. The released funds are proposed to be used for share repurchases.

Other events

During the first quarter the sales of the clothing portion of Swedish Match’s advertising products business to New Wave Group AB was completed. The divestment resulted in a cash flow of 117 MSEK to the Company from the sales proceeds and repayment of loans.

On June 8, The European Court of Justice (ECJ) held a hearing related to the ban of certain oral tobacco products not intended to be chewed (i.e. snus) within the European Union. On December 14, the ECJ upheld the ban.

In March a judge in New York ruled in favor of the Cuban cigar company Cubatabaco in its lawsuit against General Cigar over trademark ownership of the Cohiba brand in the United States. After General Cigars’ appeal, the Circuit Court of Appeals, in June, granted a stay and consequently allowed General Cigar to continue to sell and market the Cohiba brand pending final judgment in the case.

Earlier, an announcement was made that Swedish Match would end its American Depostitory Receipts (ADRs) program and delist from Nasdaq. The last day of trading of ADRs was on October 15.

On October 22, a law was enacted in the US, which requires tobacco companies to fund a “buy-out” for tobacco farmers. The law stipulates that the cost for this shall be paid by the tobacco companies that operate in the US. The assessment for each company is based on the relative size of each tobacco segment and then its market share in each segment. The act was effective from the fourth quarter of 2004 through the third quarter of 2014. For Swedish Match the impact is increased costs in the range of 25 MSEK per year, which depends on the relative size of each tobacco segment and Swedish Match’s relative share in each segment in later years.

Events after the period

On January 20, 2005, the decision to cease production and close the Valencia match factory in Spain was announced. This decision was due to operating losses and declining match volumes in Europe. The closure is expected to be completed in the first half of 2005 and will result in charges for severance pay etc. in the magnitude of 30 MSEK.

Accounting principles

This full year report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

New accounting principles 2004

As of January 1, 2004 Swedish Match changed its accounting principles for pensions etc. according to the Swedish Financial Accounting Standards Council’s recommendation RR 29, Employee Benefits. The recommendation implies, among other things, that deficits or surpluses in funded defined benefit plans are to be accounted for in the consolidated balance sheet as liabilities or assets, respectively. The transition to the new recommendation led to an increased liability of 257 MSEK, net after deferred taxes, in the consolidated balance sheet, with a corresponding reduction of opening shareholders’ equity. Pursuant to the rules on transition of the recommendation prior year has not been restated.

In connection with the change to the new accounting principle on pensions Swedish Match has also changed its definition of operating capital. From January 1, 2004 pension liabilities and pension assets are included in operating capital. Comparable figures for prior year have been restated. After restatement of shareholders’ equity of 257 MSEK according to above all expenses relating to pensions and the change of pension liabilities are included in operating income. The new rules for accounting for pensions have not had a material effect on the results. The changed definition of operating capital results in a decrease of operating capital and slightly higher return on operating capital.

Outlook for 2005

Net sales for 2005 is expected to be in line with the outcome of 2004 based on present currency exchange rates. A weaker dollar and falling volumes in Chewing tobacco, Pipe tobacco and the Company’s distribution operations put pressure on sales in Swedish Crowns, while Snuff and Cigars present organic growth prospects.

Additional information

The Annual General Meeting will be held in Stockholm on April 27, 2005. The 2004 Annual Report is expected to be released and distributed in mid March. The first quarter 2005 report will be released April 20, 2005.

Stockholm, February 11, 2005

The Board of Directors

Key data

	Full year
	2004	2003
Operating margin, %1)	16.1	17.1
Operating capital, MSEK	7,054	8,377
Return on operating capital, %1)	27.1	24.9
Return on shareholders’ equity, %	43.7	38.9

Net debt, MSEK	527	2,715
Net debt/equity ratio, %	10.9	58.9
Equity/assets ratio, %	33.0	30.5
Investments in tangible assets, MSEK	486	551
EBITDA, MSEK2)	2,869	2,889
Share data
Earnings per share, SEK
Basic	5.61	4.68
Diluted	5.59	4.66
Excluding settlement income and match impairment charges and provisions, diluted	3.63	4.66
Excluding amortization and settlement income and match impairment charges and provisions, diluted3)	4.51	5.50

Shareholders’ equity per share, SEK	13.55	12.21
Number of shares outstanding at end of period	321,516,893	328,333,181
Average number of shares outstanding	325,708,645	332,679,210
Average number of shares outstanding, diluted	326,933,791	334,162,492

1)	Excluding settlement income UST and match impairment charges and provisions of 1,281 MSEK net
2)	Operating income excluding settlement income UST and match impairment charges and provisions adjusted for amortization and writedowns
3)	Reported net income adjusted for settlement income and match impairment charges and provisions and amortization (net of taxes) divided by the average number of shares outstanding, diluted

Consolidated Income Statement in summary

MSEK

	October-December		Change %	Full year		Change %
	2004	2003		2004	2003
Sales, including tobacco tax	5,342	5,571	(4)	21,705	21,841	(1)
Less tobacco tax	(2,132)	(2,227)		(8,698)	(8,805)

Sales	3,210	3,344	(4)	13,007	13,036	0
Cost of goods sold*	(1,841)	(1,884)		(7,262)	(7,103)

Gross profit	1,369	1,460	(6)	5,745	5,933	(3)
Sales and administrative expenses**	(910)	(934)		(3,897)	(3,729)
Shares in earnings of associated co.	2	6		1	20

	461	531	(13)	1,849	2,224	(17)
Settlement income	—	—		1,521	—

Operating income*	461	531	(13)	3,370	2,224	52
Net interest expense	(50)	(44)		(163)	(54)
Other financial items, net	(17)	(1)		(1)	4

Net financial items	(67)	(45)		(164)	(50)

Income before taxes and minority interests	394	486	(19)	3,206	2,174	47
Taxes	(140)	(145)		(1,314)	(572)
Minority interests	(22)	(11)		(64)	(44)

Net income for the period	232	330	(30)	1,828	1,558	17

Earnings per share, basic, SEK	0.73	1.00		5.61	4.68
Earnings per share, diluted, SEK	0.73	1.00		5.59	4.66

*	Including writedowns in match operations with 150 MSEK
**	Including provision for acquisition of shares in Wimco Ltd. of 90 MSEK

Consolidated Balance Sheet in summary

MSEK

	Dec 31, 2004	Dec 31, 2003
Intangible fixed assets	3,285	3,648
Tangible fixed assets	2,690	2,862
Financial fixed assets	760	616
Current operating assets	4,884	5,310
Liquid Funds	3,002	2,666

Total assets	14,621	15,102

Shareholders’ equity	4,358	4,010
Minority interests	473	597
Provisions	3,111	2,119
Long-term loans	2,559	4,535
Other long-term liabilities	21	66
Short-term loans	970	846
Other current liabilities	3,129	2,929

Total shareholders’ equity, provisions and liabilities	14,621	15,102

Change in Shareholders’ equity

MSEK

	Full year
	2004	2003
Shareholders’ equity, opening balance as per December 31	4,010	4,007
Effect due to change n accounting principle	(257)	—
Adjusted shareholders’ equity, opening balance	3,753	4,007
Cancellation of shares for transfer to unrestricted reserves	(36)	(24)
Increase of unrestricted reserves from cancellation of shares	36	24
Repurchase of own shares	(658)	(959)
Sale of treasury shares	82	55
Dividend paid	(558)	(535)
Translation difference for the period	(89)	(116)
Net income for the period	1,828	1,558

Total shareholders’ equity at end of period	4,358	4,010

Consolidated Cash Flow Statement in summary

MSEK

	Full year 2004	Full year 2003
Income after financial items	3,206	2,174
Non-cash items and taxes paid	82	199
Cash flow from operations before changes in Working Capital	3,288	2,373
Cash flow from changes of Working Capital	338	265

Cash flow from operations	3,626	2,638

Investments
Investments in property, plant and equipment	(486)	(551)
Sales of property, plant and equipment	42	26
Investments in intangibles	(34)	(27)
Investments in consolidated companies	(10)	(78)
Acquisition of subsidiaries	(53)	—
Divestment of business operations	117	—
Changes in financial receivables etc.	(47)	5

Cash flow from investments	(471)	(625)

Financing
Changes in loans	(1,819)	(131)
Dividends	(558)	(535)
Dividends to minority in subsidiaries	(121)	—
Repurchase of own shares	(658)	(1,012)
Sale of treasury shares	82	55
Other	295	296

Cash flow from financing	(2,779)	(1,327)

Cash flow for the period	376	686
Liquid funds at the beginning of the period	2,666	2,016
Translation difference attributable to liquid funds	(40)	(36)

Liquid funds at the end of the period	3,002	2,666

Quarterly data

MSEK

	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04	Q4/04
Sales, including tobacco tax	5,496	4,951	5,531	5,788	5,571	4,972	5,626	5,765	5,342
Less tobacco tax	(2,170)	(1,945)	(2,257)	(2,376)	(2,227)	(1,970)	(2,251)	(2,345)	(2,132)

Sales	3,326	3,006	3,274	3,412	3,344	3,002	3,375	3,420	3,210
Cost of goods sold	(1,826)	(1,617)	(1,769)	(1,833)	(1,884)	(1,588)	(1,870)	(1,813)	(1,841)

Gross profit	1,500	1,389	1,505	1,579	1,460	1,414	1,505	1,607	1,396

Sales and administrative expenses	(931)	(881)	(955)	(958)	(935)	(953)	(977)	(967)	(910)
Shares in earnings of associated co.	5	8	3	3	6	(1)	0	0	2

	574	516	553	624	531	460	528	640	461
Income from settlement with UST	—	—	—	—	—	1,417	104	—	—
Match impairment charges	—	—	—	—	—	—	—	(150)	—
Provision for acquisition of shares in Wimco Ltd	—	—	—	—	—	—	—	(90)	—

Operating income	574	516	553	624	531	1,877	632	400	461

Net interest expense	(37)	(38)	78	(50)	(44)	(42)	(39)	(32)	(50)
Other financial items, net	(6)	19	(9)	(5)	(1)	(4)	12	8	(17)
Net financial items	(43)	(19)	69	(55)	(45)	(46)	(27)	(24)	(67)

Profit before tax	531	497	622	569	486	1,831	605	376	394
Income taxes	(138)	(149)	(102)	(176)	(145)	(732)	(239)	(203)	(140)
Minority interests	(14)	(11)	(7)	(15)	(11)	(8)	(17)	(17)	(22)

Net income for the period	379	337	513	378	330	1,091	349	156	232

Sales by product area

MSEK

	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04	Q4/04
Snuff	698	689	758	776	772	751	814	791	725
Chewing Tobacco	310	295	294	291	266	254	282	285	237
Cigars	805	644	751	826	787	687	846	848	790
Pipe Tobacco & Accessories	225	214	214	228	253	211	214	234	242
Matches	380	348	343	340	364	324	340	348	366
Lighters	165	151	154	149	145	147	145	148	142
Other operations	743	665	760	802	757	628	734	766	708

Total	3,326	3,006	3,274	3,412	3,344	3,002	3,375	3,420	3,210

Operating income by product area

MSEK

	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04	Q4/04
Snuff	310	305	350	372	359	353	364	370	286
Chewing Tobacco	95	84	86	94	72	73	81	83	67
Cigars	111	80	87	129	97	104	131	148	83
Pipe Tobacco & Accessories	45	46	45	54	56	52	44	60	64
Matches	44	38	31	9	5	(30)	(51)	13	11
Lighters	14	9	0	6	(1)	7	7	5	(12)
Other operations	(45)	(46)	(46)	(40)	(57)	(99)	(48)	(39)	(38)

Subtotal	574	516	553	624	531	460	528	640	461
Income from settlement with UST	—	—	—	—	—	1,417	104	—	—
Match impairment charges	—	—	—	—	—	—	—	(150)	—
Provision for acquisition of shares in Wimco Ltd.	—	—	—	—	—	—	—	(90)	—

Total	574	516	553	624	531	1,877	632	400	461

Operating margin by product area

PERCENT

	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04	Q4/04
Snuff	44.4	44.3	46.2	47.9	46.5	47.0	44.7	46.8	39.4
Chewing Tobacco	30.6	28.5	29.3	32.3	27.1	28.7	28.7	29.1	28.3
Cigars	13.8	12.4	11.6	15.6	12.3	15.1	15.5	17.5	10.5
Pipe Tobacco & Accessories	20.0	21.5	21.0	23.7	22.1	24.6	20.6	25.6	26.4
Matches	11.6	10.9	9.0	2.6	1.4	(9.3)	(15.0)	3.7	3.0
Lighters	8.5	6.0	0.0	4.0	(0.7)	4.8	4.8	3.4	(8.5)

Group*	17.3	17.2	16.9	18.3	15.9	15.3	15.6	18.7	14.4

*	Excluding income from settlement with UST and expenses from match impairment charges and provisions of 1,281 MSEK net

Changed accounting principles – Transition to IFRS

The financial statements for fiscal year 2004 are prepared in accordance with Swedish Generally Accepted Accounting Principles (“Swedish GAAP”) whereas the financial statements for fiscal year 2005 will be prepared in accordance with International Financial Reporting Standards (IFRS). The transition to IFRS is due to a regulation by the European Union stating that all publicly traded companies within the European Union shall prepare consolidated financial statements fully in compliance with IFRS from and including fiscal year 2005.

According to the rules, IFRS has to be applied retrospectively for fiscal year 2004 for comparison reasons and restated figures for 2004 has to be included in the financial reports for 2005. However, the accounting of financial instruments (IAS 32 and IAS 39) and of share-based options (IFRS 2) is exempt from retrospective application and will not be restated by Swedish Match. To facilitate for interested parties, Swedish Match encloses the restated 2004 full year figures in this interim report.

For Swedish Match, the transition to IFRS will change the accounting of biological assets (IAS 41), goodwill (IFRS 3 and IAS 38), financial instruments (IAS 32 and IAS 39) and share-based options (IFRS 2). The accounting principles for employee benefits (IAS 19) was already adopted on January 1, 2004, under Swedish GAAP whereas Swedish Match’s financial statements already comply with IAS 19.

Changes in financial statements due to transition to IFRS

Special treatment will apply for biological assets under IFRS, whereas these assets are treated according to the same rules as for other fixed assets under Swedish GAAP. The special treatment of biological assets is outlined in IFRS 41 – Agriculture. According to IFRS 41, biological assets shall be reported at its fair value at each reporting date. The change in fair value may be attributable to physical changes or changes in market prices of biological assets. Increments or decrements in the fair value of a biological asset shall be recognized in the income statement as gains or losses. This implies that the income statement will reflect an assessed net growth in addition to actual harvest or felling. The new rules also affect the accounting of inventory as the initial measurement of agricultural produce shall be reported at its fair value. Swedish Match’s biological assets consist of forestry and leaf tobacco plants. The restated book value of biological assets amounts to 98 MSEK which compares to the book value according to Swedish GAAP of 76 MSEK.

The accounting for goodwill will change in two respects; the criteria for recognizing goodwill in a business combination has been determined in more detail and the rules for amortization have changed. The new rules for accounting of goodwill are mainly outlined in IFRS 3 – Business combinations and IAS 38 – Intangible assets. The way of performing a purchase price allocation is made more rigorous in IFRS 3 compared to Swedish GAAP and requires more intangible assets to be identified prior to the recognition of goodwill. The useful lives of the intangible assets will be determined as finite or indefinite. Finite lived intangible assets will be amortized according to plan whereas amortization according to plan will cease for indefinite lived intangible assets. Indefinite lived intangible assets will instead be tested for impairment annually. Goodwill will by definition always have an indefinite useful life. Under present Swedish GAAP, all intangible assets, including goodwill, are determined to have finite useful lives and are amortized according to plan. For Swedish Match, the restated 2004 financial statements will not amortize goodwill whereas the book value of goodwill will increase by 167 MSEK and operating profit by 175 MSEK.

The rules for reporting of share-based payments (such as Swedish Match’s option program), IFRS 2, imply that an assessed fair value of the options shall be expensed at grant date.

The rules for reporting of financial instruments, IAS 39, mainly imply that financial instruments shall be reported at fair value at each reporting date.

The changes due to the application of IFRS 2 and IAS 39 will effect Swedish Match’s financial reporting for 2005. Comparative figures for 2004 will not be prepared as retrospective application is not required according to the transition rules.

Comparison of financial statements according to Swedish GAAP and IFRS

In the tables below, the financial statements according to Swedish GAAP is accompanied with the restated financial statements according to IFRS as well as the reconciliation between the two. Expenses for share-based payments (IFRS 2) and financial instruments (IAS 39) are not included in the reconciliation as these reporting standards are not applied retrospectively.

Consolidated adjusted opening balance per Jan 1, 2004 in summary

MSEK

	Reported Dec 31, 2003	Biological assets IAS 41	Pension IAS 19	IFRS Jan 1, 2004
Intangible fixed assets	3,648			3,648
Tangible fixed assets	2,862	8		2,869
Financial fixed assets	616		108	724
Current operating assets	5,310			5,310
Liquid Funds	2,666			2,666

Total assets	15,102	8	108	15,218

Shareholders’ equity	4,010	5	(257)	3,758
Minority interests	597	0	7	604

Provisions	2,119	2	357	2,478
Long-term loans	4,535			4,535
Other long-term liabilities	66			66
Short-term loans	846			846
Other current liabilities	2,929		0	2,930

Total shareholders’ equity, provisions and liabilities	15,102	8	108	15,218

Consolidated adjusted closing balance per Dec 31, 2004 in summary

MSEK

	Reported Dec 31, 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Dec 31, 2004
Intangible fixed assets	3,285	167		3,452
Tangible fixed assets	2,690		22	2,712
Financial fixed assets	760			760
Current operating assets	4,884			4,884
Liquid Funds	3,002			3,002

Total assets	14,621	167	22	14,809

Shareholders’ equity	4,358	143	15	4,516
Minority interests	473	7	1	481

Provisions	3,111	16	6	3,134
Long-term loans	2,559			2,559
Other long-term liabilities	21			21
Short-term loans	970			970
Other current liabilities	3,129			3,129

Total shareholders’ equity, provisions and liabilities	14,621	167	22	14,809

Consolidated Income Statement in summary

MSEK

	Reported Jan – Dec 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Jan – Dec 2004
Sales, including tobacco tax	21,705			21,705
Less tobacco tax	(8,698)			(8,698)

Sales	13,007			13,007
Cost of goods sold*	(7,262)		15	(7,247)

Gross profit	5,745		15	5,760

Sales and administrative expenses**	(3,575)			(3,575)
Amortization	(322)	175		(147)
Shares in earnings of associated companies	1			1

	1,849	175	15	2,040
Settlement income	1,521			1,521

Operating income	3,370	175	15	3,561

Net interest expense	(163)			(163)
Other financial items, net	(1)			(1)

Net financial items	(164)			(164)

Income before taxes and minority interests	3,206	175	15	3,396
Taxes	(1,314)	(18)	(4)	(1,336)
Minority interests	(64)	(8)	(1)	(72)
Net income for the period	1,828	149	10	1,988

Earnings per share, basic, SEK	5.61			6.10
Earnings per share, diluted, SEK	5.59			6.08

*	Including writedowns in match operations with 150 MSEK
**	Including provision for acquisition of shares in Wimco Ltd. of 90 MSEK

Key data

	Reported Jan-Dec 2004	IFRS Jan-Dec 2004
Operating margin, %1)	16.1	17.5
Operating capital, MSEK	7,054	7,243
Return on operating capital, %1)	27.1	29.1
Return on shareholders’ equity, %	43.7	48.1

Net debt, MSEK	527	527
Net debt/equity ratio, %	10.9	10.5
Equity/assets ratio, %	33.0	33.7
Investments in tangible assets, MSEK	486	486
EBITDA, MSEK2)	2,869	2,884

Share data
Earnings per share, SEK
Basic	5.61	6.10
Diluted	5.59	6.08
Excluding settlement income and match impairment charges and provisions, diluted	3.63	4.12
Shareholders’ equity per share, SEK	13.55	14.05
Number of shares outstanding at end of period	321,516,893	321,516,893
Average number of shares outstanding	325,708,645	325,708,645
Average number of shares outstanding, diluted	326,933,791	326,933,791

1)	Excluding settlement income and match impairment charges and provisions
2)	Operating income excluding settlement income from UST and match impairment charges and provisions adjusted for amortization and writedowns

Operating income by product area

MSEK

	Reported Jan-Dec -04	IFRS- adjustments	IFRS Jan-Dec -04

Snuff	1,373	3	1,376
Chewing Tobacco	304	0	304
Cigars	466	101	567
Pipe Tobacco & Accessories	220	34	254
Matches	(57)	45	(12)
Lighters	7	6	13
Other operations	(224)	2	(222)

Subtotal	2,089	191	2,280
Income from settlement with UST	1,521		1,521
Match impairment charges	(150)		(150)
Provision for acquisition of shares in Wimco Ltd.	(90)		(90)

Total	3,370	191	3,561

Operating margin by product area

PERCENT

	Reported Jan-Dec -04		IFRS- adjustments	IFRS Jan-Dec -04
Snuff	44.6		0.1	44.7
Chewing Tobacco	28.7		0.0	28.7
Cigars	14.7		3.2	17.9
Pipe Tobacco & Accessories	24.4		3.8	28.2
Matches	(4.1)		3.2	(0.9)
Lighters	1.2		1.0	2.2

Group	16.1	*	1.5	17.5	*

*	Excluding income from settlement with UST and expenses from match impairment charges and provisions of 1,281 MSEK net

FORWARD LOOKING STATEMENTS: Certain matters discussed within this press release may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although management believes that its financial expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The following factors, among others, could cause the Company’s financial performance to differ materially from that expressed in such statements: (1) changes in consumer preferences resulting in a decline in the demand for and consumption of tobacco, (2) political disturbances, (3) additional governmental regulation of tobacco or further tobacco litigation, and (4) enactment of new or significant increases in existing excise taxes.

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, Vice President, Business Control & CFO, IR (US)

Office +1 804 302 1774, Mobile +1 804 400 1774